

ARLS
0-17942

P.E.
12-31-02





IEA Income Fund VIII

PROCESSED
APR 29 2003
THOMSON FINANCIAL

2002 Annual Report

April 30, 2003

To The Limited Partners in IEA Income Fund VIII:

This past year was quite an interesting one for the container leasing industry and your Partnership. At the beginning of 2002, the Partnership's fleet utilization was at 78%, and we were bracing ourselves for another year of subdued lease demand. However, for several different reasons, imports into the U.S. from Asia unexpectedly began to increase early in the year, and the rise in demand for leased containers exceeded our initial expectations throughout 2002. I am pleased to report that, at the end of 2002, the Partnership's fleet utilization stood at slightly more than 84%. These positive results can be attributed to several factors that produced a rapid recovery in demand.

- Trade volumes started to increase at the end of the first quarter of 2002 as retailers began to re-stock consumer items that were allowed to dwindle after 9/11. Although manufacturing activity in the U.S. and Europe was stagnant throughout most of the year, the transfer of production to China, in particular, contributed to the growing trade volumes in the trans-Pacific routes.

- In the U.S., an aggressive repositioning program put equipment where our customers needed it most. We were able to move equipment from low demand locations to areas where, in some cases, our customers picked up containers directly from the ship.

- Anticipation of a strike at U.S. West Coast ports provided an additional boost in demand for container leasing as exporters and importers arranged for early shipments to lessen the potential for logistical disruptions. During the ensuing 10-day lockout of longshoremen, containers could not be emptied on a timely basis, delaying their return and forcing the shipping lines to lease more containers to manage their short-term needs. The number of containers that had been stockpiled around the world quickly diminished, with shortages in evidence at many key Asian locations.

The outlook for our business this year is difficult to forecast due to contradictory factors, as it is currently dependent on many issues over which we have little control. We continue to see strong demand for our containers, yet on-going concerns about the slow pace of recovery in the economy, the war in Iraq, instability in other geopolitical areas, rising energy prices, and a record deficit in the U.S. point to short-term uncertainties with respect to the growth in world trade and its consequent effect on our business. Such uncertainties tend to negatively impact consumer demand and business spending, and hence, the growth volume of world trade.

Nonetheless, we believe that we are now in a better position to deal with the repercussions of such events. Our shorter-term master leases have, in recent years, increasingly included limitations on redelivery in the U.S. as well as higher drop-off charges, both of which should help soften any increase in redelivery of equipment.

In closing, I would like to express my appreciation for your continued support of our efforts this past year in furthering the Partnership's objectives.

Respectfully submitted,



Dennis J. Tietz
President
Cronos Capital Corp.
The General Partner

Selected Financial Data

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Net lease revenue	$ 193,691	$ 396,179	$ 583,863	$ 612,445	$ 1,063,114
Net (loss) income	$ (200,404)	$ 20,826	$ 311,860	$ 135,810	$ 543,035
Net income per unit of limited partnership interest	$ (9.23)	$ (4.34)	$ 8.27	$ 5.80	$ 17.05
Cash distributions per unit of limited partnership interest	$ 23.13	$ 46.56	$ 46.88	$ 66.49	$ 65.63
At year-end:					
Total assets	$ 985,513	$ 1,745,076	$ 2,850,126	$ 3,671,695	$ 5,121,013
Partners' capital	$ 985,513	$ 1,745,076	$ 2,850,126	$ 3,671,695	$ 5,121,013

Independent Auditors' Report

The Partners
IEA Income Fund VIII,
A California Limited Partnership

We have audited the accompanying balance sheets of IEA Income Fund VIII, A California Limited Partnership (the "Partnership") as of December 31, 2002 and 2001, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
February 14, 2003

Balance Sheets
As of December 31,

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents, includes $217,434 in 2002 and $313,313 in 2001 in interest-bearing accounts (note 3)	$ 260,667	$ 328,314
Net lease receivables due from Leasing Company (notes 1 and 4)	1,199	20,480
Total current assets	261,866	348,794
Container rental equipment, at cost	3,223,536	4,487,738
Less accumulated depreciation	(2,499,889)	(3,091,456)
Net container rental equipment (note 1)	723,647	1,396,282
Total assets	$ 985,513	$ 1,745,076
Partners' Capital		
Partners' capital (deficit):		
General partner	$ (207,375)	$ (143,243)
Limited partners (note 8)	1,192,888	1,888,319
Total partners' capital	$ 985,513	$ 1,745,076

The accompanying notes are an integral part of these statements.

Statements of Operations
For the Years Ended December 31,

	2002	2001	2000
Net lease revenue (note 6)	$ 193,691	$ 396,179	$ 583,863
Other operating income (expenses):			
Depreciation (note 1)	(336,474)	(301,378)	(251,194)
Other general and administrative expenses	(46,593)	(61,727)	(55,287)
Net (loss) gain on disposal of equipment	(14,085)	(26,793)	16,634
	(397,152)	(389,898)	(289,847)
(Loss) income from operations	(203,461)	6,281	294,016
Other income:			
Interest income	3,057	14,545	17,844
Net (loss) income	$ (200,404)	$ 20,826	$ 311,860
Allocation of net (loss) income:			
General partner	$ (2,004)	$ 114,047	$ 134,188
Limited partners	(198,400)	(93,221)	177,672
	$ (200,404)	$ 20,826	$ 311,860
Limited partners' per unit share of net (loss) income	$ (9.23)	$ (4.34)	$ 8.27

The accompanying notes are an integral part of these statements.

Statements of Partners' Capital
For the Years Ended December 31, 2002, 2001 and 2000

	Limited Partners	General Partner	Total
Balances at January 1, 2000	$ 3,812,140	$ (140,445)	$ 3,671,695
Net income	177,672	134,188	311,860
Cash distributions	(1,007,494)	(125,935)	(1,133,429)
Balances at December 31, 2000	2,982,318	(132,192)	2,850,126
Net (loss) income	(93,221)	114,047	20,826
Cash distributions	(1,000,778)	(125,098)	(1,125,876)
Balances at December 31, 2001	1,888,319	(143,243)	1,745,076
Net loss	(198,400)	(2,004)	(200,404)
Cash distributions	(497,031)	(62,128)	(559,159)
Balances at December 31, 2002	$ 1,192,888	$ (207,375)	$ 985,513

The accompanying notes are an integral part of these statements.

Statements of Cash Flows
For the Years Ended December 31,

	2002	2001	2000
Cash flows from operating activities:			
Net (loss) income	$ (200,404)	$ 20,826	$ 311,860
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	336,474	301,378	251,194
Net loss (gain) on disposal of equipment	14,085	26,793	(16,634)
Decrease in net lease receivables due from Leasing Company	4,869	22,045	74,492
Total adjustments	355,428	350,216	309,052
Net cash provided by operating activities	155,024	371,042	620,912
Cash flows from investing activities			
Proceeds from sale of container rental equipment	336,488	484,617	694,360
Cash flows from financing activities:			
Distributions to partners	(559,159)	(1,125,876)	(1,133,429)
Net (decrease) increase in cash and cash equivalents	(67,647)	(270,217)	181,843
Cash and cash equivalents at beginning of year	328,314	598,531	416,688
Cash and cash equivalents at end of year	$ 260,667	$ 328,314	$ 598,531

The accompanying notes are an integral part of these statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

IEA Income Fund VIII, A California Limited Partnership (the "Partnership") was organized under the laws of the State of California on August 31, 1987 for the purpose of owning and leasing marine cargo containers worldwide to ocean carriers. To this extent, the Partnership's operations are subject to the fluctuations of world economic and political conditions. Such factors may affect the pattern and levels of world trade. The Partnership believes that the profitability of, and risks associated with, leases to foreign customers is generally the same as those of leases to domestic customers. The Partnership's leases generally require all payments to be made in United States currency.

Cronos Capital Corp. ("CCC") is the general partner and, with its affiliate Cronos Containers Limited (the "Leasing Company"), manages the business of the Partnership. CCC and the Leasing Company also manage the container leasing business for other partnerships affiliated with CCC. The Partnership shall continue until December 31, 2008, unless terminated sooner upon the occurrence of certain events.

The Partnership commenced operations on January 6, 1988, when the minimum subscription proceeds of $1,000,000 were obtained. The Partnership offered 40,000 units of limited partnership interest at $500 per unit, or $20,000,000. The offering terminated on August 31, 1988, at which time 21,493 limited partnership units had been sold.

(b) Leasing Company and Leasing Agent Agreement

Pursuant to the Limited Partnership Agreement of the Partnership, all authority to administer the business of the Partnership is vested in CCC. A Leasing Agent Agreement exists between CCC and the Leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Partnership. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Partnership's containers to ocean carriers and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Partnership, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. Since the Leasing Agent Agreement meets the definition of an operating lease in Statement of Financial Accounting Standards (SFAS) No. 13, it is accounted for as a lease under which the Partnership is lessor and the Leasing Company is lessee.

The Leasing Agent Agreement generally provides that the Leasing Company will make payments to the Partnership based upon rentals collected from ocean carriers after deducting direct operating expenses and management fees to CCC. The Leasing Company leases containers to ocean carriers, generally under operating leases which are either master leases or term leases (mostly one to five years). Master leases do not specify the exact number of containers to be leased or the term that each container will remain on hire but allow the ocean carrier to pick up and drop off containers at various locations, and rentals are based upon the number of containers used and the applicable per-diem rate. Accordingly, rentals under master leases are all variable and contingent upon the number of containers used. Most containers are leased to ocean carriers under master leases; leasing agreements with fixed payment terms are not material to the financial statements. Since there are no material minimum lease rentals, no disclosure of minimum lease rentals is provided in these financial statements.

(c) Concentrations of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and net lease receivables due from the Leasing Company. See note 3 for further discussion regarding the credit risk associated with cash and cash equivalents.

Net lease receivables due from the Leasing Company (see notes 1(b) and 4 for discussion regarding net lease receivables) subject the Partnership to a significant concentration of credit risk. These net lease receivables, representing rentals earned by the Leasing Company, on behalf of the Partnership, from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company, are remitted by the Leasing Company to the Partnership three to four times per month. The Partnership has historically never incurred a loss associated with the collectibility of unremitted net lease receivables due from the Leasing Company.

(d) Basis of Accounting

The Partnership utilizes the accrual method of accounting. Net lease revenue is recorded by the Partnership in each period based upon its leasing agent agreement with the Leasing Company. Net lease revenue is generally dependent upon operating lease rentals from operating lease agreements between the Leasing Company and its various lessees, less direct operating expenses and management fees due in respect of the containers specified in each operating lease agreement.

(e) Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The most significant estimates included within the financial statements are the container rental equipment estimated useful lives and residual values, and the estimate of future cash flows from container rental equipment operations, used to determine the adequacy of the carrying value of container rental equipment in accordance with SFAS No. 144. Considerable judgment is required in estimating future cash flows from container rental equipment operations. Accordingly, the estimates may not be indicative of the amounts that may be realized in future periods. As additional information becomes available in subsequent periods, reserves for the impairment of the container rental equipment carrying values may be necessary based upon changes in market and economic conditions.

(f) Allocation of Net Income or Loss and Partnership Distributions

Net income or loss has been allocated between the general and limited partners in accordance with the Partnership Agreement.

Actual cash distributions differ from the allocations of net income or loss between the general and limited partners as presented in these financial statements. Partnership distributions are based on "distributable cash" and are paid to the general and limited partners on a quarterly basis, in accordance with the provisions of the Partnership Agreement. Distributions from operations were allocated 95% to the limited partners and 5% to the general partner. Distributions from sales proceeds were allocated 100% to the limited partners. However, if the amount of the limited partners' capital contributions invested in equipment exceeds the minimum percentage required by the Partnership Agreement, and the limited partners have received cumulative distributions equal to their capital contributions, the general partner's interest in distributions from operations will be increased by one percentage point for each 1% of the limited partners' capital contribution invested in equipment in excess of 80%.

In 1994 this threshold was reached, and, accordingly, distributions from distributable cash from operations were allocated 90% to the limited partners and 10% to the general partner. These allocations remained in effect until 1997, at which time the limited partners received from the Partnership aggregate distributions in an amount equal to their adjusted capital contributions plus a 10% cumulative, compounded (daily), annual return on their adjusted capital contributions. Thereafter, all Partnership distributions have been allocated 80% to the limited partners and 20% to the general partner. Cash distributions for the first 10% are charged to partners' capital. Cash distributions from operations to the general partner in excess of 10% of distributable cash are considered an incentive fee and are recorded as compensation to the general partner.

(g) Acquisition Fees

Pursuant to the Partnership Agreement, acquisition fees paid to CCC are based on 5% of the equipment purchase price. These fees are capitalized and included in the cost of the rental equipment.

(h) Container Rental Equipment

Container rental equipment is depreciated using the straight-line method. Depreciation policies are also evaluated to determine whether subsequent events and circumstances warrant revised estimates of useful lives. Effective June 1, 2001, the estimated depreciable life was changed from a twelve-year life to a fifteen-year life and the estimated salvage value was changed from 30% to 10% of the original equipment cost. The effect of these changes is an increase to depreciation expense of approximately $117,000 and $185,000 for 2002 and 2001, respectively.

(h) Container Rental Equipment (continued)

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was adopted by the Partnership effective January 1, 2002, without a significant impact on its financial statements. In accordance with SFAS No. 144, container rental equipment is considered to be impaired if the carrying value of the asset exceeds the expected future cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets are written down to fair value. An analysis is prepared each quarter projecting future cash flows from container rental equipment operations. Current and projected utilization rates, per-diem rental rates, direct operating expenses, fleet size and container disposals are the primary variables utilized by the analysis. Additionally, the Partnership evaluates future cash flows and potential impairment by container type rather than for each individual container, and as a result, future losses could result for individual container dispositions due to various factors, including age, condition, suitability for continued leasing, as well as the geographical location of containers when disposed. There were no impairment charges to the carrying value of container rental equipment during 2002, 2001 and 2000.

(i) Income Taxes

The Partnership is not subject to income taxes, consequently no provision for income taxes has been made. The Partnership files federal and state annual information tax returns, prepared on the accrual basis of accounting. Taxable income or loss is reportable by the partners individually.

(j) Financial Statement Presentation

The Partnership has determined that, for accounting purposes, the Leasing Agent Agreement is a lease, and the receivables, payables, gross revenues and operating expenses attributable to the containers managed by the Leasing Company are, for accounting purposes, those of the Leasing Company and not of the Partnership. Consequently, the Partnership's balance sheets and statements of operations display the payments to be received by the Partnership from the Leasing Company as the Partnership's receivables and revenues.

(k) New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. The Registrant does not consider the provisions of SFAS 146 to have any effect on its financial position or results of operations.

(2) Operating Segment

An operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and about which separate financial information is available. Management operates the Partnership's container fleet as a homogenous unit and has determined that as such it has a single reportable operating segment.

The Partnership derives revenues from dry cargo containers. As of December 31, 2002, the Partnership owned 587 twenty-foot, 556 forty-foot and 33 forty-foot high-cube marine dry cargo containers.

Due to the Partnership's lack of information regarding the physical location of its fleet of containers when on lease in the global shipping trade, it is impracticable to provide the geographic area information.

(2) Operating Segment (continued)

The Partnership is not dependent upon any particular customer or group of customers of the Leasing Company. Only one of those customers accounts for more than 10% of the Partnership's revenue. This customer, Mediterranean Shipping Company S.A. ("MSC"), generated approximately 16% or $106,161 of the Partnership's rental billings in 2002. MSC is a private company located in Switzerland and is ranked as the second largest container liner operator in the world. Substantially all of the customers of the Leasing Company are billed and pay in United States dollars. One sub-lessee of the Leasing Company, MSC, generated approximately 15% or $160,042 of the Leasing Company's rental revenue earned during 2001 on behalf of the Partnership. No single sub-lessee of the Leasing Company generated more than 10% of the Leasing Company's rental revenue earned during 2000 on behalf of the Partnership.

(3) Cash and Cash Equivalents

Cash equivalents include money market funds that invest in highly-liquid first-tier securities, such as U.S. Treasury obligations, repurchase agreements secured by U.S. Treasury obligations, and obligations whose principal and interest are backed by the U.S. Government. Cash equivalents are carried at cost which approximates fair value, and at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

(4) Net Lease Receivables Due from Leasing Company

Net lease receivables due from the Leasing Company are determined by deducting direct operating payables and accrued expenses, base management fees payable, and reimbursed administrative expenses payable, and incentive fees payable to CCC and its affiliates from the rental billings earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership as well as proceeds earned from container disposals. Net lease receivables at December 31, 2002 and December 31, 2001 were as follows:

	December 31, 2002	December 31, 2001
Gross lease receivables	$ 93,599	$ 178,969
Less:		
Direct operating payables and accrued expenses	38,617	62,996
Damage protection reserve (note 5)	965	11,446
Base management fees payable	36,092	44,096
Reimbursed administrative expenses	1,980	2,467
Allowance for doubtful accounts	10,548	22,485
Incentive fees	4,198	14,999
Net lease receivables	$ 1,199	$ 20,480

(5) Damage Protection Plan

The Leasing Company offers a repair service to several lessees of the Partnership's containers, whereby the lessee pays an additional rental fee for the convenience of having the Partnership incur the repair expense for containers damaged while on lease. This fee is recorded as revenue when earned according to the terms of the rental contract. An accrual has been recorded to provide for the estimated costs incurred by this service. This accrual is a component of net lease receivables due from the Leasing Company (see note 4). The Partnership is not responsible in the event repair costs exceed predetermined limits, or for repairs that are required for damages not defined by the damage protection plan agreement.

(6) Net Lease Revenue

Net lease revenue is determined by deducting direct operating expenses, base management and incentive fees and reimbursed administrative expenses to CCC from the rental revenue earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership. Net lease revenue for the years ended December 31, 2002, 2001 and 2000, was as follows:

	2002	2001	2000
Rental revenue	$ 378,578	$ 669,669	$ 1,070,013
Less:			
Rental equipment operating expenses	85,290	111,710	200,449
Base management fees (note 7)	22,421	46,519	72,087
Reimbursed administrative expenses (note 7):			
Salaries	18,083	23,685	38,445
Other payroll related expenses	2,016	2,397	3,448
General and administrative expenses	5,750	9,083	15,170
Incentive fees (note 7)	51,327	80,096	156,551
Net lease revenue	$ 193,691	$ 396,179	$ 583,863

(7) Compensation to General Partner

Base management fees are equal to 7% of gross lease revenues attributable to operating leases pursuant to the Partnership Agreement. Reimbursed administrative expenses are equal to the costs expended by CCC and its affiliates for services necessary for the prudent operation of the Partnership pursuant to the Partnership Agreement. Incentive management fees are equal to 10% of cash distributions from operations and sales proceeds after the limited partners receive aggregate distributions in an amount equal to their adjusted capital contributions plus a 10% cumulative, compounded (daily) annual return on their adjusted capital contributions pursuant to the Partnership Agreement. The following compensation was paid or will be paid by the Partnership to CCC:

	2002	2001	2000
Base management fees	$ 22,421	$ 46,519	$ 72,087
Reimbursed administrative expenses	25,849	35,165	57,063
Incentive fees	51,327	80,096	156,551
	$ 99,597	$ 161,780	$ 285,701

(8) Limited Partners' Capital

Cash distributions made to the limited partners during 2002, 2001 and 2000 included distributions of proceeds from equipment sales in the amount of $315,682, $510,469 and $550,763, respectively. This distribution, as well as cash distributed from operations, are used in determining "Adjusted Capital Contributions" as defined by the Partnership Agreement.

The limited partners' per unit share of capital at December 31, 2002, 2001 and 2000 was $56, $88 and $139, respectively. This is calculated by dividing the limited partners' capital at the end of each year by 21,493, the total number of limited partnership units.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

During the Registrant's first 10 years of operations, the Registrant's primary objective was to generate cash flow from operations for distribution to its limited partners. Aside from the initial working capital reserve retained from the gross subscription proceeds (equal to approximately .7% of such proceeds), the Registrant relied primarily on container rental receipts to meet this objective as well as to finance current operating needs. No credit lines are maintained to finance working capital. Commencing in 1998, the Registrant's 11th year of operations, the Registrant began focusing its attention on the disposition of its fleet in accordance with another of its original investment objectives, realizing the residual value of its containers after the expiration of their economic useful lives, estimated to be between 12 to 15 years after placement in leased service. Since that time, the Registrant has been actively disposing of its fleet, while cash proceeds from equipment disposals, in addition to cash from operations, have provided the cash flow for distributions to the limited partners. The decision to dispose of containers is influenced by various factors including age, condition, suitability for continued leasing as well as the geographical location when disposed. Once the Registrant's fleet size is reduced to approximately 20% of its original fleet size, the Registrant expects to enter the final phase of its liquidation and wind-up stage of operations by disposing of its remaining fleet and focusing on the collection of its lease receivables, a component of net lease receivables. Thereafter, the Registrant will undertake a final distribution to its partners, then cancel the Certificate of Limited Partnership, thus terminating and dissolving the Partnership.

Cash distributions from operations were originally allocated 5% to the general partner and 95% to the limited partners. Distributions of sales proceeds were allocated 100% to the limited partners. In 1994, pursuant to Section 6.1(b) and (c) of the Partnership Agreement, the allocation of distributions from operations among the general partner and limited partners was adjusted to 10% and 90%, respectively. The allocation of distributions of cash from sales proceeds among the general partner and limited partners remained unchanged. This sharing arrangement remained in place until the second quarter of 1997, at which time the limited partners received from the Registrant aggregate distributions in an amount equal to their adjusted capital contributions plus a 10% cumulative compounded daily annual return on their adjusted capital contributions. Thereafter, all distributions were allocated 20% to the general partner and 80% to the limited partners, pursuant to Sections 6.1(b) and (c) of the Registrant's Partnership Agreement. Cash distributions from operations to the general partner in excess of 10% of distributable cash are considered an incentive fee and compensation to CCC.

From inception through February 28, 2003, the Registrant has distributed $20,054,339 in cash from operations and $3,490,967 in cash from container sales proceeds to its limited partners. This represents total distributions of $23,545,306, or approximately 219% of the limited partners' original invested capital. Distributions to the partners are determined and paid quarterly, based primarily on each quarter's cash flow from operations and cash generated from container sales. Quarterly distributions are also affected by periodic increases or decreases to working capital reserves, as deemed appropriate by the general partner. Sales proceeds distributed to its partners may fluctuate in subsequent periods, reflecting the level of container disposals. Effective October 1, 2002, the Registrant suspended distributions of cash generated from operations in an effort to reserve all excess cash as part of its working capital in order to maintain sufficient cash reserves for expenses related to its final liquidation and subsequent dissolution. At December, 31, 2002, the Registrant had reserved an additional $45,000 as part of its working capital for expenses related to its final liquidation and subsequent dissolution. The Registrant may resume distributions of cash generated from operations once a sufficient cash reserve related to these expenses is established.

At December 31, 2002, the Registrant had $260,667 in cash and cash equivalents, a decrease of $67,647 and $337,864, respectively, from the cash balances at December 31, 2001 and December 31, 2000. The Registrant invests its working capital, as well as cash flows from operations and the sale of containers that have not yet been distributed to CCC or its limited partners in money market funds.

Cash from Operating Activities: Net cash provided by operating activities was $155,024 and $371,042 during 2002 and 2001, respectively, primarily generated from the billing and collection of net lease revenue.

Cash from Investing Activities: Net cash provided by investing activities was $336,488 and $484,617 in 2002 and 2001, respectively. These amounts represent sales proceeds generated from the sale of container equipment.

Cash from Financing Activities: Net cash used in financing activities was $559,159 during 2002 compared to $1,125,876 during 2001. These amounts represent distributions to the Registrant's general and limited partners. The Registrant's continuing container disposals, as well as current market conditions, should produce lower operating results, and consequently, lower distributions to its partners in subsequent periods.

Results of Operations

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Pursuant to the Limited Partnership Agreement of the Registrant, all authority to administer the business of the registrant is vested in CCC. A Leasing Agent Agreement exists between CCC and the Leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Registrant. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Registrant's containers to ocean carriers and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Registrant, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. At December 31, 2002, 25% of the original equipment remained in the Registrant's fleet, as compared to 40% at December 31, 2001. The following chart summarizes the composition of the Registrant's fleet (based on container type) at December 31, 2002.

	20-Foot	40-Foot	40-Foot High-Cube
Containers on lease:			
Term leases	384	347	10
Master leases	165	84	15
Subtotal	549	431	25
Containers off lease	38	125	8
Total container fleet	587	556	33

	20-Foot		40-Foot		40-Foot High-Cube	
	Units	%	Units	%	Units	%
Total purchases	2,244	100%	2,396	100%	150	100%
Less disposals	1,657	74%	1,840	77%	117	78%
Remaining fleet at December 31, 2002	587	26%	556	23%	33	22%

Improved market conditions for all container types and the implementation of several Leasing Company marketing initiatives during 2002 resulted in a 52% reduction in the Registrant's off-hire container inventories. Utilization increased from 78% at the beginning of the year to 84% at December 31, 2002.

Over the past two years, the slowdown and uneven recovery in the global economy has led to reduced levels of capital available for new container investment. The lower levels of new container production during 2001 and the first half of 2002 addressed, to some extent, the problems of container over-supply created by the higher levels of new container production achieved during 1999 and 2000. As a result, demand increased for the existing container fleets of leasing companies and shipping lines, including the Registrant's containers. During 2002, the surge in demand for existing containers contributed to reducing off-hire inventories primarily in Asia, and to a lesser extent Europe and North America. In many parts of Asia and particularly in the south eastern ports, the demand for cargo containers exceeded available supplies. To exploit such opportunities, the Leasing Company repositioned off-hire equipment to locations of greatest demand and pursued leasing opportunities through its global network of marketing resources.

The Registrant's average fleet size and utilization rates for the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Fleet size (measured in twenty-foot equivalent units (TEU))			
Dry cargo containers	2,048	2,750	3,761
Average utilization rates			
Dry cargo containers	81%	81%	82%

Since December 2001, the combined per diem rate for the Registrant's fleet of dry cargo containers declined by approximately 24%. Most of this decline occurred in the first three months of 2002 and is attributable to three main factors:

1. Per diem rental rates decreased in correlation with the reduction of new container prices and interest rate levels;
2. The Leasing Company converted lease agreements with certain shipping lines from master to long-term lease, providing greater revenue stability but at lower lease rates than those earned under master leases; and,
3. The Leasing Company initiated new long term leases for older equipment resulting in lower per diem rates, while significantly reducing off-hire container inventory levels.

An improvement in lease per-diem rates is not expected until new container prices increase to much higher levels. The effect of the reduction in per diem rates, combined with the decline in the Registrant's fleet size, contributed to a reduction in gross rental revenue (a component of net lease revenue), but also contributed to significantly lower direct operating expenses due to the reduction in storage and other inventory related costs.

The demand for cargo containers has continued into early 2003. However, wide-ranging concerns remain about waning consumer confidence within the world's economies, a rise in oil prices, weak global stock markets, geopolitical concerns arising from uncertainties with Iraq and North Korea, as well as an increase in new container production, which may temper the current demand for leased containers.

Despite recent improvements in container leasing market conditions, the effect of the sporadic global economic recovery on the container leasing industry's customers, the shipping lines, coupled with their acquisition of new, larger container ships, has created a condition of excess shipping capacity. The uncertainty over the financial strength of the shipping industry appears to favor the larger more established shipping lines. The Registrant, CCC and the Leasing Company continue to remain cautious, as some shipping lines have reported operating losses during 2002. The financial impact of such losses on these shipping lines may eventually influence the demand for leased containers as some shipping lines may experience additional financial difficulties, consolidate or become insolvent. Although the ultimate outcome, as well as its impact on the container leasing industry and the Registrant's results of operations, is unknown, CCC, on behalf of the Registrant, will work closely with the Leasing Company to monitor outstanding receivables, collections, and credit exposure to various existing and new customers.

The primary component of the Registrant's results of operations is net lease revenue. Net lease revenue is determined by deducting direct operating expenses, management and incentive fees and reimbursed administrative expenses, from rental revenues billed by the Leasing Company from the leasing of the Registrant's containers. Net lease revenue is directly related to the size, utilization and per-diem rental rates of the Registrant's fleet.

Net lease revenue was $193,691 for the year ended December 31, 2002 compared to $396,179 for the prior year. The decrease was primarily due to a $291,091 decline in gross rental revenue (a component of net lease revenue) from the year ended December 31, 2001. Gross rental revenue was impacted by the Registrant's smaller fleet size and lower per-diem rental rates. Other components of net lease revenue, including rental equipment operating expenses, management and incentive fees, and reimbursed administrative expenses, were lower by a combined $88,603 when compared to 2001, and partially offset the decline in gross lease revenue. Contributing to the decline in direct operating expenses were declines in repositioning, handling and storage costs, partially offset by an increase in the provision for doubtful accounts.

Depreciation expense of $336,474 in 2002 was $35,096 higher than in 2001. Effective June 1, 2001, the Registrant changed the estimated life of its rental container equipment from an estimated 12-year life to a 15-year life, and its estimated salvage value from 30% to 10% of original equipment cost. The effect of these changes was an increase in depreciation expense of approximately $117,000 for 2002.

Other general and administrative expenses were $46,593 in 2002, a decrease of $15,134 or 25% when compared to 2001. Contributing to this decrease were reductions in professional fees and costs related to investor communications.

Net loss on disposal of equipment was a result of the Registrant's disposal of 449 containers in 2002, as compared to 528 containers during 2001. These disposals resulted in a net loss of $14,085 for 2002, compared to a net loss of $26,793 for 2001. The Registrant believes that the net loss on container disposals in 2002 was a result of various factors, including the age, condition, suitability for continued leasing, as well as the geographical location of the containers when disposed. These factors will continue to influence the decision to repair or dispose of a container when it is returned by a lessee, as well as the amount of sales proceeds received and the related gain or loss on container disposals. The level of the Registrant's container disposals in subsequent periods will also contribute to fluctuations in the net gain or loss on disposals. There were no reductions to the carrying value of container rental equipment during 2002, 2001 and 2000.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Net lease revenue of $396,179 for the year 2001 was $187,684 lower than the prior year. The decrease was due to a $400,344 decline in gross rental revenue (a component of net lease revenue). Gross rental revenue was impacted by the Registrant's smaller fleet size, lower per-diem rental rates and lower fleet utilization rates. Other components of net lease revenue, including management fees and reimbursed administrative expenses, were lower by a combined $212,660 when compared to the year 2000, and partially offset the decline in gross lease revenue. Contributing to the decline in direct operating expenses were declines in repair and maintenance expenses, handling and storage costs, and the provision for doubtful accounts.

Depreciation expense of $301,378 in 2001 was $50,184 higher than 2000. Effective June 1, 2001, the Registrant changed the estimated life of its rental container equipment from an estimated 12 year life to a 15 year life, and its estimated salvage value from 30% to 10% of original equipment cost. The effect of these changes was an increase in depreciation expense of approximately $185,000 for the year 2001.

Other general and administrative expenses were $61,727 in 2001, an increase of $6,440 or 12% when compared to 2000. Contributing to this increase were professional fees and costs related to investor communications and net exchange rate losses.

Net (loss) gain on disposal of equipment was a result of the Registrant disposing of 528 containers during 2001, as compared to 781 containers during 2000. These disposals resulted in a net loss of $26,793 for 2001 as compared to a net gain of $16,634 for 2000. The Registrant believes that the net loss on container disposals in 2001 was a result of various factors including the age, condition, suitability for continued leasing, as well as the geographic location of the containers when disposed.

(This Page Intentionally Left Blank)

IEA INCOME FUND VIII
A California Limited Partnership

General Partner
Cronos Capital Corp.

Principal Office
One Front Street, 9th Floor
San Francisco, CA 94111

Officers of the General Partner

Dennis J. Tietz
President and Chief Executive Officer

John Kallas
Vice President/Finance

Elinor A. Wexler
Vice President/Administration and Secretary

Board of Directors of the General Partner

Dennis J. Tietz
President, Cronos Capital Corp.

Elinor A. Wexler
Vice President/Administration and Secretary
Cronos Capital Corp.

John Kallas
Vice President/Finance, Cronos Capital Corp.

John M. Foy
Director

Independent Accountants
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230

10-K Report
A complete copy of the Fund's Form 10-K may be obtained without charge by writing to the General Partner.

Counsel
Greene Radovsky Maloney & Share LLP
Four Embarcadero Center, Suite 4000
San Francisco, CA 94111-4100



The Cronos Group

Antwerp Genoa Gothenburg Hamburg Hong Kong
London Madras New York Rio San Francisco Seoul
Shanghai Singapore Sydney Taipei Tokyo



One Front Street
9th Floor
San Francisco
California 94111

PRESORTED STANDARD
U.S. POSTAGE
PAID
So. San Francisco, CA
Permit No. 655